Corporate Presentation May 2022 ’ L t d Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated May 6, 2022 (To Preliminary Prospectus Dated May 4, 2022) Registration Statement (Registration No. 333 - 262835)

Free Writing Prospectus 2 This presentation highlights information about Jeffs' Brands Ltd, or we, us, our, or the Company, and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement on Form 1 (including a preliminary prospectus) with the Securities Exchange Commission, or the SEC, for the offering to which this presentation relates. The Registration Statement has not yet been declared effective. Before you invest, you should read the preliminary prospectus included in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may also access these documents for free by visiting EDGAR on the SEC website at www.sec.gov/edgar. The Preliminary Prospectus, dated May 4, 2022, is available on the SEC website at www.sec.gov/edgar. Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813 - 1010.

Forward Looking Statement 3 This presentation of Jeff Brands. contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities law. Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company uses forward - looking statements when we discuss our vision, our ability to sell our products and grow our brands, including by acquiring new brands, our ability to meet our revenue expectations, the overall global economic environment and our future growth. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, please review the Company’s reports and other documents filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s preliminary prospectus dated May 4, 2022, filed with the SEC as a part of the Company’s Registration Statement on Form F - 1 (File No. 333 - 262835), and documents incorporated by reference therein. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements.

Offering Details 4 Issuer Jeffs’Brands Ltd Offering Type Initial Public Offering Price Range $5.20 - $7.20 Units Offered* 2.5 million based on the mid - point of the price range Gross Proceeds Approximately $15.5 million Listing/Symbol Nasdaq: JFBR, JRBRW Pre - Offering Ordinary Shares Outstanding 5,352,281 Ordinary Shares (after giving effect to bonus shares issuance and reverse share split) Use of Proceeds We currently expect to use the net proceeds from this offering for the purchase of new Amazon.com brands, the development of our own new brands, and improvement of existing brands, the repayment of certain outstanding indebtedness and the remainder for working capital and general corporate purposes, including potential acquisitions and collaborations. Ordinary Shares to be issued and outstanding after this offering 10,559,945 Ordinary Shares (based on the mid - point of the price range and assuming no exercise of the over - allotment option, Warrants or Underwriter’s Warrants and the exercise of any Pre - Funded Warrants), or 10,934,945 Ordinary Shares if the underwriter exercises in full its over - allotment option to purchase additional Ordinary Shares Underwriter Aegis Capital Corp. – Bookrunning Manager *Each Unit consists of one ordinary share and two tradeable Warrants, each to purchase one ordinary share; Pre - Funded Units consisting of one Pre - Funded Warrant and two tradeable Warrants will be offered for those investors with ownership limitations

We are Jeff s ’ Br a nds We are a fast - growing, artificial intelligence, (AI) based, consumer products goods (CPG) company, operating primarily on the Amazon.com platform 5

Jeffs’Brands at a Glance Source: Companise’ Started its activity in 2019 In California. Established in 2021 in Israel P o r t f olio As of May 4, 2022, we owned a portfolio of products sold under six brands that we sell globally on Amazon.com and we intended to own more brands in the next few years Next Steps Complete IPO, use the net proceeds to, among other things, purchase new Amazon.com brands and continue growing our current operations Operational Experts Operational efficiency is key in our business, and we believe our teams consist of some of the best in this business Growth Revenues in 2020 were $2.3M. In 2021 our revenues grew to $6.5M We are in e - Commerce We are a fast - growing CPG company, operating primarily on the Amazon.com platform

7 Our Market - Amazon e - Commerce Our market is e - commerce via the Amazon.com platform, or Fulfillment by Amazon (FBA) Source: logo - amazon.com, pic from Pexel website was modified with Amazon logo The e - commerce market continues to grow globally, and the market had a break - out year in 2020 due, in part, to the COVID - 19 pandemic, which accelerated on - line shopping and spending resulting in increased revenues

8 Amazon is Growing Rapidly Around The World Source: Statista — Annual net sales of Amazon.com in selected leading markets from 2014 to 2020

9 How Fulfillment by Amazon (FBA) Works ? 1. Choosing which Products to Sell We can sell just about anything we like, but if we want to avoid storage fees, we should make sure we choose products that will sell quickly . 2. Amazon Sorts & Stores Our Products Once Amazon receives our products, they will sort and add them to their inventory. Our products are then stored safely in their warehouses. 4. Amazon Ships Our Product One of Amazon’s warehouse workers (or robots) grabs our product from storage, packs it into a box and ships it to the customer. 6. We Get Paid Every two weeks, Amazon totals up all our sales, deducts our seller fees and deposits our profits directly into our bank account . 3. A Customer Buys Our Product Amazon takes care of the entire transaction for us. They accept payment and update our inventory automatically. 5. Amazon Handles Customer Service Once the customer receives our product, Amazon follows up to make sure the customers are satisfied with the shipment. Amazon also handles any returns or questions from the customer. Source: How to Leverage the Power of Amazon FBA

10 Our Company - What Makes Us Unique? Our process starts with our AI capabilities and ends with top selling brands on Amazon Step 1 Search & Identification: Our sophisticated, know - how use of an advanced software, enables us to search and identify high value products. This analysis includes product history, client trends, etc. Source: Company’s data Step 2 Acquisition of Identified Products: We then aim to quickly and efficiently acquire identified products using our strong logistical capacities. Step 3 Sell & Ship: We then sell what we believe to be the most desired products to our consumers, maximizing our positioning for high profitability (with minimal marketing required, offering the optimum price being both lucrative and competitive).

Our Company Management Team Viki Hakmon CEO, Founder and Director • Mr . Bergman has served as our COO since April 2021 . From September 2018 to April 2021 , Mr . Bergman established and led Amazon’s FBA logistics and warehousing department at Unicargo, which has 11 warehouses in the U . S . , Canada, England and Europe and was part of the management team that transformed Unicargo to become a leader in the field of outsourcing Amazon’s FBA warehousing . Unicargo is a one - stop - shop to Amazon FBA specializing in logistics services for Amazon sellers and e - commerce . • From September 2017 to September 2018 , Mr . Bergman was a strategic customer manager at Pick & Pack Ltd . , a company fully owned by Israel Cargo Logistics Ltd, an international shipping company . • Mr . Bergman holds a B . A . in Economics & Sustainability from Reichman University, Israel . Naor Bergman COO • Mr . Hakmon has served as our CEO since our inception on March 7 , 2021 and as our director since September 2021 . Mr . Hakmon has serve as Smart Repair Pro’s, one of our subsidiaries, operating manager since its inception in December 2017 . • Mr . Hakmon has served as Purex corp’s, another one of our subsidiaries, operating manager since its inception in April 2020 . • Prior to founding Smart Repair Pro and Purex, and from April 2014 to April 2017 , Mr . Hakmon owned and managed six businesses, including two retail stores and four kiosks for computing hardware and software services, in various cities in California, including Pleasanton, San Jose and Palo Alto . • Ms . Shamian was appointed as our CFO by the Board effective May 31 , 2022 . Ms . Shamian has been serving as controller of MICT, Inc . (Nasdaq : MICT) since 2011 and in January 2019 was appointed to serve as the principal financial officer of MICT, Inc . • Ms . Shamian holds a B . A . in Accounting and Business Management from The College of Management Academic Studies in Rishon LeZion, Israel, obtained an MBA from The Ono Academic College in Kiryat Ono, Israel and is a certified public accountant in Israel . Moran Shamian CFO

Our Main Brands The Whoobli Store offers punching bag sets, including adjustable stands and boxing gloves, and party supply kits for children The Knifeplanet Store offers a complete premium stone knife - sharpening set, which includes a flattening stone, bamboo base, and two non - slip rubber bases 12

# Our Main Brands



The Wellted Store offers the Pet Hair Remover for cats and dogs. It is reusable, self-cleansing and includes a brush for cleaning furniture, carpets, clothing, car seats, etc.



The CC Exquisite Store offers CC-exquisite professional steel-tip darts sets.



The PetEvo Store offers car door protectors in sets of two that fit any vehicle and protects from pet scratches and is also waterproof

13

Case Study#1 Knife Sharpening Stone Date of Acquisition Apr i l 2 0 19 May 2018 REVENUE $0.5M (12 - months Pre - Acquisition) May 2019 REVENUE $1.1M (12 - months Post - Acquisition) New Products Developed 14 Source: Company’s data 1 Inventory Build - Up World - Wide Logistic & Production relations

15 Case Study #2 Professional Steel Tip Darts Date of Acquisition July 2 0 19 Aug 2018 REVENUE $0.519M (12 - months Pre - Acquisition) REVENUE $1.26M (12 - months Post - Acquisition) +6 New Products Developed Source: Company’s data, Aero Sentinel Inventory Build - Up World - Wide Logistic & Production relations Aug 2019

We currently own 6 brands Future Growth & Acquisitions We intend to use approximately $7.5 million from the net offering proceeds to purchase new Amazon.com brands, the development of our own new brands, and improvement of existing brands 16

Financials • For year ended December 31, 2021, the Company generated $6.5M in revenues 2021 2020 Revenues $6.5M $2.3M Total Operating Profit(Loss) - $932,000 $420,000 17

Join us in building our company and making it a top Amazon.com Seller • We believe we are a highly innovative consumer product goods company with a proven track record of growing brands • We have a senior and experienced management team • Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management 18 Why Invest in Us?

Thank You ’ L t d

Board of Directors Name Position Viki Hakmon Chief Executive Officer and Director Oz Adler Chairman of the Board Liron Carmel Director Eliyahu Yoresh Director Tali Dinar Director Moshe Revach Independent Director Amitay Weiss Independent Director Nominee Tomer Etzioni Independent Director Nominee Asaf Itzhaik Independent Director Nominee